

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2009

Mr. Mike Ulrich
LL&E Royalty Trust
The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Austin, Texas 78701

Re: **LL&E Royalty Trust**
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed May 20, 2008
            File No. 1-08518

Dear Mr. Ulrich:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                Sincerely,

                                Karl Hiller
                                Branch Chief